UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 3)1

Professional Diversity Network, Inc.
(Name of Issuer)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

74312Y103
(CUSIP Number)

SPENCER G. FELDMAN
OLSHAN FROME WOLOSKY LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 2, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Matthew B. Proman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS SC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,298,225 (1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 2,298,225 (1)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,298,225 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.7% (2)
14	TYPE OF REPORTING PERSON IN

(1) Includes: (i) an option to purchase 61,000 Shares at an exercise price of $3.45 per Share, (ii) a warrant to purchase 50,000 Shares at an exercise price of $4.00 per Share, and (iii) a warrant to purchase 131,250 Shares at an exercise price of $10.00 per Share, in each case, Mr. Proman would have sole voting and sole dispositive power upon acquisition.
(2) Based upon 14,608,230 Shares of the Issuer’s Common Stock issued and outstanding as of March 28, 2016 (the number of Shares reported on the Issuer’s Annual Report on Form 10-K).

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (“Amendment No. 3”).  This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by the Reporting Person is based upon 14,608,230 Shares outstanding as of March 28, 2016, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K filed with the SEC on March 30, 2016.

A.	Matthew B. Proman

(a)
As of the close of business on May 10, 2016, Mr. Proman beneficially owned 2,298,225 Shares, including (i) an option to purchase 61,000 Shares at an exercise price of $3.45 per Share, (ii) a warrant to purchase 50,000 Shares at an exercise price of $4.00 per Share, and (iii) a warrant to purchase 131,250 Shares at an exercise price of $10.00 per Share.

Percentage: Approximately 15.7%

(b)	1. Sole power to vote or direct vote: 2,298,225
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,298,225
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Mr. Proman during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 10, 2016

	By:	/s/ Matthew B. Proman
Matthew B. Proman

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Common Stock Purchased/(Sold)	Price Per Share	Date of Purchase/Sale

MATTHEW B. PROMAN

(3,055,000)	$0.6000	05/02/2016